Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 333-40836

On November 28, 2000, CP&L Energy, Inc. and Florida Progress Corporation issued the following press release and posted it on their web sites.


      (CP&L                                        (FLORIDA PROGRESS CORPORATION
Logo appears here)                                       Logo appears here)

MEDIA CONTACTS                                      INVESTOR CONTACTS
KEITH POSTON,                                       BOB DRENNAN,
CP&L Energy                                         CP&L Energy
919/546-6189                                        919/546-7474

MELANIE FORBRICK,                                   GREG BEURIS,
Florida Progress Corporation                        Florida Progress Corporation
727/820-5023                                        727/820-5734

          CP&L Energy's Acquisition of Florida Progress Receives Final
                          Regulatory Approval from SEC

RALEIGH, NC and ST. PETERSBURG, FL (November 28, 2000) - CP&L Energy's (CP&L) [NYSE: CPL] acquisition of Florida Progress Corporation (FPC) [NYSE: FPC] was approved yesterday by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act. This is the final regulatory approval needed to complete the transaction and clears the way for the previously announced closing date of November 30, 2000. The combination will create one of the nation's 10 largest energy companies based on a generating capacity of more than 19,000 megawatts and 2.8 million customers in the Carolinas and Florida.

"We are creating a new super-regional energy company poised for success in the rapidly changing marketplace," said William Cavanaugh, chairman, president and CEO of CP&L Energy. "Our increased size and assets provide us with a platform for growth and the ability to compete in any business environment."

"With more than 19,000 MW of generation capacity and 2.8 million customers in the Carolinas and Florida, this new company will be a leader in providing reliable, competitively priced energy in the Southeast," said Richard Korpan, chairman, president and CEO of Florida Progress. "The new company will be focused on exceeding our customers and our shareholders expectations."

Florida Progress shareholders will receive $54 in cash or CP&L common stock, plus one Contingent Value Obligation (CVO) related to cash flows from certain synthetic fuel plants, for each share of FPC stock. Florida Progress shareholders have the right to elect cash or CP&L common stock having a value of $54, subject to proration if the elections exceed 65 percent in cash or 35 percent in stock. The election deadline for FPC shareholders to choose cash or stock has been set as today at 5:00 PM New York City time on November 28, 2000.

The last day of the twenty trading day period used for determining the exchange ratio for the CP&L common stock to be issued was November 22, 2000. Based on the twenty-day period, the average closing sale price per share of CP&L common stock for purposes of calculating the exchange ratio is $40.0813, resulting in an exchange ratio of 1.3473. Therefore, FPC shareholders will receive 1.3473 shares of CP&L common stock for each share of FPC stock that is exchanged for CP&L common stock rather than cash. The actual number of shares and/or amount of cash received by each FPC shareholder will depend upon their elections and any proration.

On Monday, December 4, 2000, CP&L Energy will announce a new name for the holding company, along with a new NYSE ticker symbol. The company will begin trading under the new ticker symbol on Monday, December 11, 2000. Until that date, the new company will trade under CP&L's current symbol, CPL.

Florida Progress is a FORTUNE 500 diversified electric utility holding company based in St. Petersburg, Florida. Its principal subsidiary is Florida Power, one of the nation's leading electric utilities committed to serving its 1.4 million customers in Florida with competitively priced energy, excellent reliability, and outstanding customer service. Diversified operations include telecommunications, rail services, marine operations, and coal mining and synthetic fuel production. Additional information about Florida Progress can be found at http://www.fpc.com.

Headquartered in Raleigh, N.C., CP&L Energy, through its subsidiary Carolina Power & Light, provides electricity and energy services to 1.2 million customers in North Carolina and South Carolina and provides natural gas, through its subsidiary NCNG, to about 166,000 customers in eastern and southern North Carolina. CP&L Energy's non-regulated operations include Energy Ventures, which owns interests in two synthetic fuels plants, Caronet, the company's fiber optic assets, statusgo.com, an Internet-related service business, and Strategic Resource Solutions (SRS), an integrated facility and energy management solutions company. Additional information on CP&L Energy can be found at http://www.cplc.com.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the company's ability to control or estimate precisely. Factors include, but are not limited to, actions in the financial markets, actions of regulatory agencies, weather conditions, economic conditions in the company's service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the companys' SEC reports.

                                      # # #

                         [End of text of press release]

In connection with the share exchange between CP&L Energy and Florida Progress, CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P. O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone:
(800) 937-2640.